UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WATSCO, INC.

(Name of issuer)

Common Stock, $0.50 par value

(Title of Class of Securities)

942622200

(CUSIP Number)

April 27, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP NO. 942622200

1.	Names of Reporting Persons. United Technologies Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,330,469
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,330,469
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,330,469
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 14.6%[1]
12.	Type of Reporting Person CO

[1]

The denominator for this calculation is based on 29,752,112 shares of Common stock, $0.50 par value, of Watsco, Inc. (the “Common Stock”) and reflects (i) 28,407,328 shares of Common Stock outstanding as of April 5, 2012 (as reported by Watsco, Inc. in its Definitive Proxy Statement on Schedule 14A); (ii) 1,250,000 shares of Common Stock issued to UTC Canada Corporation (“UTC Canada”), a wholly-owned subsidiary of United Technologies Corporation, on April 27, 2012; and (iii) 94,784 shares of Common Stock underlying Watsco, Inc.’s Class B common stock, $0.50 par value (the “Class B Common Stock”), issued to Carrier Corporation (“Carrier Corporation”), a wholly-owned subsidiary of United Technologies Corporation, on July 1, 2009.

Page 2 of 7 Pages

SCHEDULE 13G/A

CUSIP NO. 942622200

1.	Names of Reporting Persons. Carrier Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,080,469
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,080,469
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,080,469
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 10.4%[2]
12.	Type of Reporting Person CO

[2]

The denominator for this calculation is based on 29,752,112 shares of Common Stock and reflects (i) 28,407,328 shares of Common Stock outstanding as of April 5, 2012 (as reported by Watsco, Inc. in its Definitive Proxy Statement on Schedule 14A); (ii) 1,250,000 shares of Common Stock issued to UTC Canada on April 27, 2012; and (iii) 94,784 shares of Common Stock underlying the Class B Common Stock issued to Carrier Corporation on July 1, 2009.

Page 3 of 7 Pages

SCHEDULE 13G/A

CUSIP NO. 942622200

Item 1	(a)	Name of Issuer:

Watsco, Inc. (the “Issuer”).

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

2665 South Bayshore Drive, Suite 901 Miami, Florida 33133

Item 2	(a)	Name of Person Filing:

This Amendment to the Statement on Schedule 13G is filed on behalf of United Technologies Corporation and its wholly-owned subsidiary, Carrier Corporation (collectively, the “Reporting Persons”).

Item 2	(b)	Address or principal business office or, if none, residence:

The address of the principal business office of United Technologies Corporation is One Financial Plaza, Hartford, CT 06101. The address of the principal business office of Carrier Corporation is One Carrier Place, Farmington, CT 06034-4015.

Item 2	(c)	Citizenship:

(i) United Technologies Corporation is a Delaware corporation. (ii) Carrier Corporation is a Delaware corporation.

Item 2	(d)	Title of Class of Securities:

Common stock, $0.50 par value (the “Common Stock”)

Item 2	(e)	CUSIP Number:

942622200

Item 3		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Page 4 of 7 Pages

SCHEDULE 13G/A

CUSIP NO. 942622200

Item 4	Ownership

Item 4	(a) Amount Beneficially Owned:

As of date shown on the cover of this filing, United Technologies Corporation is deemed to be the beneficial owner of 4,330,469 shares of Common Stock. 3,080,469 of these shares of Common Stock are owned directly by Carrier Corporation, which is a wholly-owned subsidiary of United Technologies Corporation (“Carrier Corporation”) and the other 1,250,000 of these shares of Common Stock are owned directly by UTC Canada Corporation, which is a wholly-owned subsidiary of United Technologies Corporation (“UTC Canada”). 94,784 of the shares of Common Stock reported on this Schedule 13G/A represent the shares of Common Stock into which the Issuer’s Class B common stock, $0.50 par value (the “Class B Common Stock”), that is held by Carrier Corporation is convertible at the election of the holder, at any time, at a rate of one share of Common Stock for each share of Class B Common Stock surrendered for conversion.

Item 4	(b) Percent of Class:

As of the date shown on the cover of this filing, United Technologies Corporation may be deemed to beneficially own 14.6% of the Issuer’s outstanding Common Stock, calculated on (i) 28,407,328 shares of Common Stock outstanding as of April 5, 2012, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A filed on April 30, 2012; (ii) 1,250,000 shares of Common Stock issued to UTC Canada on April 27, 2012; and (iii) 94,784 shares of Common Stock underlying the Issuer’s Class B common stock issued to Carrier Corporation on July 1, 2009.

As of the date shown on the cover of this filing, Carrier Corporation may be deemed to beneficially own 10.4 % of the Issuer’s outstanding Common Stock, calculated on (i) 28,407,328 shares of Common Stock outstanding as of April 5, 2012, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A filed on April 30, 2012 and (ii) 94,784 shares of Common Stock underlying the Issuer’s Class B Common Stock issued to Carrier Corporation on July 1, 2009.

Item 4	(c)

Number of shares as to which United Technologies Corporation has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

4,330,469

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

4,330,469

Number of shares as to which Carrier Corporation has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

3,080,469

(iii) Sole power to dispose or to direct the disposition of 0

0

(iv) Shared power to dispose or to direct the disposition of

3,080,469

94,784 of the shares of Common Stock reported on this Schedule 13G/A represent the shares of Common Stock into which the Issuer’s Class B Common Stock that is held by Carrier Corporation is convertible at the election of the holder, at any time, at a rate of one share of Common Stock for each share of Class B Common Stock surrendered for conversion.

Item 5	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

See Exhibit 99.2.

Item 8	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 7 Pages

SCHEDULE 13G/A

CUSIP NO. 942622200

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2012	UNITED TECHNOLOGIES CORPORATION

/s/ Charles F. Hildebrand
Name: Charles F. Hildebrand
Title: Associate General Counsel and Assistant Secretary

Date: May 7, 2012	CARRIER CORPORATION

/s/ Donald K. Cawley
Name: Donald K. Cawley
Title: Secretary

Page 7 of 8 Pages

SCHEDULE 13G/A

CUSIP NO. 942622200

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated July 7, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on July 7, 2009).

99.2	Item 7 Information.

Page 7 of 7 Pages